EXHIBIT 99.62

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MAY 31, 2010

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MAY 31, 2010

Background

This discussion and analysis of financial position and results of operation is prepared as at July 26, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ending May 31, 2010 of Tasman Metals Ltd. (“Tasman” or “the Company”).  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and on November 3, 2009 commenced trading on the TSXV under the symbol “TSM”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and iron ore projects in Scandinavia and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  As at May 31, 2010, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Recapitalization and Amalgamation

On May 15, 2009, Tasman entered into a letter of agreement (the “Agreement”) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the “Amalgamation”). On October 22, 2009 (the “Effective Date”) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company become a mining issuer pursuant to the policies of the TSXV under the name “Tasman Metals Ltd.”

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman is deemed to be the parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction has been accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex have been recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances form Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 48 claims and claim applications for strategic metals, including rare earth elements (“REE”) in Sweden, Finland and Norway, and the owner of various interests in 7 iron ore exploration claims in the Kiruna district.  In addition and subject to various future expenditure commitments, Tasman holds rights to two claims under the Bastnäs Joint Venture.

REE Projects

Sweden

Tasman holds six claims in Sweden considered prospective for REE’s.  Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Rock units present include grennaite, kaxtorpite and lakarpite, whilst REE bearing minerals include eudialyte, catapleite, britholite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Drilling by Tasman at Norra Kärr commenced in mid-December 2009.  The drill program tested the three-dimensional REE grade distribution throughout the Norra Kärr intrusion, provided data for future resource calculations and suitable core sample for metallurgical testwork.  Drilling tested the intrusion to approximately 100m vertical depth.  Drilling was completed during May 2010, with a total of 26 holes drilled for a total of 3276 metres.  The first phase of the program comprised 15 holes on three 400 metre spaced sections to determine the lateral and strike extent of the peralkaline nepheline syenite intrusion.  Following the successful intersection of widespread REE-Zr mineralization in the first phase, a second phase of drilling followed immediately which tested two infill lines at 200m spacing from the previous drill sections.

All 26 holes intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 350m in width.  Results from the first 20 drill holes have been reported.  The tenor and scale of the Norra Kärr project are indicated by results which include 108.1m at 0.74% TREO (total rare earth oxide), 2.1% ZrO2 (zirconium oxide) with 52% of the TREO being heavy rare earth oxides (HREO).  Numerous holes have finished in mineralization.

The best results returned from the first 20 holes of the program, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA00901	0.8	40.6	39.8 m	0.34	56.2	1.36
including	33.9	38.8	4.9 m	0.59	39.9	1.20
NKA00902	0.5	113.6	113.1 m	0.42	57.6	1.57
including	0.5	23.5	23.0 m	0.57	50.8	1.96
including	35.5	45.5	10.0 m	0.79	57.9	2.03
NKA00903	3.0	* 146.1	143.1 m	0.47	49.5	1.38
including	16.6	95.4	78.8 m	0.56	45.0	1.59
NKA00904	2.5	* 151.8	149.3 m	0.61	45.8	1.69
				* mineralized to end of hole
NKA00905	8.45	* 152.1	149.3 m	0.65	55.7	2.10
including	43.3	152.1	108.1 m	0.74	52.9	2.10
				* mineralized to end of hole
NKA00906	75.5	* 150.4	74.9 m	0.48	60.4	1.82
including	110.5	* 150.4	39.1 m	0.62	58.3	1.87
				* mineralized to end of hole
NKA00907	42.4	102.0	56.9 m	0.35	64.6	1.94
including	88.3	96.3	8.0 m	0.49	66.5	2.23
	106.2	* 149.3	43.1 m	0.27	63.7	1.42
				* mineralized to end of hole
NKA00908	3.1	22.4	19.0 m	0.29	63.7	1.80
	28.4	52.9	25.0 m	0.33	63.2	1.81
	64.5	98.6	34.0 m	0.26	65.0	1.42
	113.0	139.7	27.0 m	0.28	61.3	1.17
NKA00909	22.4	44.7	22.0 m	0.25	63.6	1.27
NKA00910	4.4	66.5	62.1 m	0.81	56.0	1.72
NKA10011	11.8	19.5	7.7 m	0.66	51.8	1.51
	28.2	132.9	104.7 m	0.67	58.7	2.07
including	64.7	120.3	55.6 m	0.74	58.4	1.98

NKA10012	43.6	88.8	45.2 m	0.44	60.8	1.72
including	73.0	88.8	15.8 m	0.72	58.3	2.30
	103.5	121.7	18.2 m	0.57	47.4	1.47
	129.1	152.5*	23.4 m	0.34	61.1	2.11
				* mineralized to end of hole
NKA10013	125.6	135.6	10.0 m	0.31	48.6	0.88
NKA10014	2.6	106.2	103.6 m	0.60	54.2	1.81
		* mineralized to end of hole
NKA10015	5.9	24.0	18.1 m	0.67	54.1	1.56

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA10016	2.3	21.9	19.4 m	0.39	43.6	1.26
	52.4	149.7	97.3 m	0.50	50.3	1.43
including	72.8	118.5	43.7 m	0.70	48.3	1.69
NKA10017	24.6	78.3	53.7 m	0.44	52.3	1.36
including	31.0	47.4	16.4 m	0.71	45.4	1.63
NKA10018	2.7	28.3	25.6 m	0.36	50.7	1.25
NKA10019	85.5	* 149.5	64.0 m	0.47	63.6	2.32
including	92.1	99.9	7.8 m	0.71	61.1	2.33
		* mineralized to end of hole
NKA10020	31.2	* 149.4	118.1 m	0.39	64.2	2.22
including	83.9	92.4	8.5 m	0.73	73.3	3.02
* mineralized to end of hole

*	TREO is calculated as the sum of the oxides of the 14 rare earth elements (not Pm) and Y.
**	HREO is calculated as the sum of the oxides of Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu and Y. Rare Earth
Oxides with the greatest contribution to TREO at Norra Kärr are typically Y, La, Nd, Ce, Dy and Er.

Of most significance at Norra Kärr is the high proportion of the high value HREO which range from 6.7% to 68.1% of the TREO and average 56.3%.  Of particular note are the high values of Dy (dysprosium) which average 246 ppm and range from 11 ppm Dy2O3 to 927 ppm Dy2O3.  Dysprosium is a high value HREO consumed in increasing volume in high strength permanent magnets that are critical to hybrid cars, electric motors and computer disk drives, with a recent price of $260 per kg of Dy2O3 (source: www.metalpages.com).

Previous exploration at Norra Kärr has principally been undertaken by Swedish mining company Boliden AB.  During the 1970’s Boliden sampled two long trenches 400m apart across the intrusion, returning:

NORTH TRENCH                                           244m at 1.9% ZrO2, 0.37% TREO*

SOUTH TRENCH                                           149m at 1.51% ZrO2, 0.5% TREO; and
                             52m at 1.47% ZrO2, 0.44% TREO
*TREO = total rare earth oxide + yttrium oxide (Y2O3); ZrO2 = zirconium oxide;

Although “TREO” is quoted above, samples taken by Boliden were not assayed for six of the nine higher value, heavy rare earth elements (“HREE’s”).  Twenty-seven random, non-representative rock samples submitted for assay by Tasman has confirmed the presence of HREE’s in the Norra Kärr intrusion.  The 27 samples ranged from 0.09% to 0.7% and averaged 0.35% TREO.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.  Sampling also suggests the Norra Kärr intrusion does not contain significant concentrations of radioactive elements.

Historical trench sampling by Boliden at Norra Kärr (see Tasman press release dated November 2, 2009) provides an exploration target to a depth of 55m of 35 to 40 million tonnes at a grade between 0.4-0.6% TREO, 1.5-1.9% ZrO2 and 0.02-0.04% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time and it is uncertain that further exploration will result in the definition of a resource.

Work is now underway to determine the mineral species which host the REE’s at Norra Kärr, with a view to beginning mineral processing research.

Bastnäs

As reported on April 8, 2010, Tasman has signed a binding “Option and Joint Venture Agreement” to acquire a 90% interest in the Bastnäs rare earth element (REE) project in south central Sweden.  The project vendor is an arms-length Swedish geological consulting group (the “Vendor”) who will provide future technical assistance to Tasman.  The project area is contained within the adjoining Älgtorp nr 4 and Älgtorp nr 5 exploration permits, totaling of 915 hectares which lie within the Bergslagen mining district approximately 150 km west northwest of Stockholm.

The mines of the Bastnäs region have been known in literature since 1692, and have played a pivotal role in the history of REE’s.  The rare earth element cerium was first described in 1803 at Bastnäs by Swedish chemists Jöns Jakob Berzelius and Wilhem Hisinger.  In 1839 Swedish scientist Carl Gustav Mosander was the first to extract the cerium and lanthanum in their metallic forms from Bastnäs-sourced minerals.  Furthermore, several of the most economically important rare earth minerals were first discovered at Bastnäs including bastnäsite, cerite and törnebomite.

From 1860 to 1919, high grade cerium and lanthanum ores were mined intermittently from the Cerite mine at Bastnäs. During the Second World War, further cerium was extracted from waste dumps around the project area.  In addition to the REE’s, the Bastnäs/Riddarhyttan ore field has been mined regularly for iron ore and explored for copper.  The REE rich minerals occur mainly in an amphibole rich alteration assemblage adjacent to the iron oxide mineralization, together with copper, molybdenum, bismuth and locally gold mineralization.

Despite the long known abundance of REE minerals in the area, little modern exploration has focused on the discovery of these metals.  In the 1980’s and early 1990’s the Swedish state owned company SGAB undertook gold and base metal exploration, when new REE occurrences were discovered.  These results were never followed up however, and few samples were ever assayed for REE’s.  To the best of Tasman’s knowledge, no drilling has ever focused on REE targets.  In the late 1970’s a greater than 2 km long exploration drive was dug from the Bäckegruvan iron mine in the south of the claims towards the northwest, seeking additional iron and copper resources.  The data from this exploration drive is available to Tasman.

Analyses from the project available to Tasman are sourced from open file public data, taken by SGAB during 1986 and 1990.  Results provided below are from a series of grab samples from mine dumps across the project.  While the set of REE data is incomplete, they indicate the tenor of mineralization, elevated in both the heavy and the light REE’s.  In addition to the high REE values, of note are the regularly elevated Au values.  Samples were assayed within the laboratories of the Swedish Geological Survey, using XRF and ICP techniques and applying best practices of the day.

SAMPLE	TREO (%)	Au (ppm)	La2O3 (%)	Ce2O3 (%)	Nd2O3 (%)	Y2O3 (%)	Sm2O3 (%)	Eu2O3 (ppm)	Gd2O3 (ppm)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)
BBAC86507	5.57	8.69	1.27	2.35	1.29	0.20	0.18	243	1608	561	88	142	59	5
BBAC86508	4.26	0.81	0.91	1.82	0.94	0.22	0.14	174	1244	607	97	167	78	7
BBAC86509	7.92	6.26	1.71	3.30	1.71	0.44	0.27	307	2674	1163	190	331	133	12
BBAC86510	14.77	6.14	3.50	6.66	3.30	0.36	0.43	350	3373	1082	173	251	86	8
BBAC86512	17.47	1.40	5.01	8.40	3.33	0.12	0.32	299	2025	340	84	104	35	4
BBAC86524	5.72	0.60	2.00	3.60		0.12
BBAU90113	2.04	0.60	1.60			0.44
BBAU90170	1.82	0.07	1.74			0.08
BBAA86085	3.43	0.20	1.05	2.30		0.08
BBAA86090	6.74	0.20	2.02	4.60		0.12

For Tasman to acquire and maintain its Option to earn a 90% Joint Venture interest in the Bastnäs Property, the Company must pay the Vendor a total of SEK 1,365,000 (approximately CA$ 140,000) over a period of 5 years including SEK 260,000 (approximately CA$ 37,000) in the first year.  The remaining 10% of the project may be exchanged for a 2% Net Smelter Return royalty (“NSR”) on production from the Property, should the Vendor choose not to be a contributing partner once Tasman achieves its 90% ownership.  This NSR may be purchased by Tasman for SEK 6,500,000 (approximately CA$ 902,000).

Finland

In Finland, Tasman has made 38 claim reservation applications totalling 276.4 km2 and four claim applications totalling 268 hectares.

Korsnäs

As announced on the 3rd February, 2010, the 100% owned claim applications cover and surround the historic Korsnas mine.  The Korsnas REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnas was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders. In the 1950’s, the Geological Survey of Finland followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REE’s.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20m thick, is known to trend over a strike length of greater than 300m, and extends from surface to a vertical depth of 175m.  Ore resources remaining at the conclusion of mining have not yet been determined. It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.

Apatite, monazite and allanite are the principal REE minerals present at Korsnas, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 -- 90 % of the REE’s present, the balance consisting principally of Pr and Sm.

In addition to the Korsnas mine site, gravity, seismic refraction surveys and diamond drilling have been conducted by the Geological Survey of Finland and Outokumpu Oy within the claim reservations held 100% by Tasman that lie south of Korsnas.  This work has indentified skarnified fault zones with the same mineralogy as Korsnas, plus numerous REE- and Pb- rich glacial boulders.

Data is currently being compiled from the Finnish projects and will be released as it is verified.

Otanmäki

As announced April 26th 2010, Tasman has acquired a 100% interest in 3 adjoining claim reservations in Finland, Otanmäki 1, 2 and 3 which total 2626 hectares in size.  The claim reservations lie in a historic mining district 450 km north of the capital Helsinki.

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

Katajakangas is comprised of a number of REE mineralized horizons, the most persistent being up to 1.4 metres in thickness, and drill tested over a strike length of more than 850 metres.  The REE zone remains open along strike and at depth.  REE's at Katajakangas are present as fergusonite, allanite and lesser columbite within a metasomatic altered interval of quartz-feldspar schist.

In 1985, Rautaruukki Oy reported a resource estimate at Katajakangas of 0.46 million tonnes at 2.71% TREO 0.76% Nb2O5, and 1.13 ZrO2 (TREO = total rare earth oxide; see table 1 for a complete list contributing of rare earth oxides). The resource estimates are based on 14 diamond drill holes, drilled in 7 profiles 850 metres along strike and has been calculated to a vertical depth of 150 metres.  The resource estimate is based on a report titled “Katajakangas geologinen malmiarvio” by Rauno Hugg in 1985 of Rautaruukki Oy.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a Qualified Person, and the historical estimate should not be relied upon.

Better drill intersections include:

R-14: 1.40m @ 2.95% TREO, 0.87% Nb2O5 , 1.28% ZrO2 from 57.4m;
R-19: 0.60m @ 3.60% TREO, 1.01% Nb2O5 , 0.98% ZrO2 from 79.0m;
R-20: 0.80m @ 2.93% TREO, 0.86% Nb2O5 , 1.01% ZrO2 from 121.6m;

Kontioaho is situated 1.3km to the north-northeast of Katajakangas, where REE mineralization has been discovered within a 7-12 metre wide northwest trending alteration zone comprised of quartz, microcline, plagioclase, zircon and magnetite hosted within a quartz-feldspar schist.  The mineralized horizon shows up as a strong northwest-southeast trending ground magnetic anomaly that extends for more than 400 metres. The principal REE minerals at Kontioaho are allanite, fergusonite and xenotime.

Better drill intersections included:

R-9: 6.90m @ 0.65% TREO, 0.10% Nb2O5, 3.39% ZrO2 from 3.4m;
R-4: 12.00m @ 0.51% TREO, 0.09% Nb2O5, 2.45% ZrO2 from 79.8m;
R-3: 11.30m @ 0.64% TREO, 0.15% Nb2O5, 2.33% ZrO2 , from 188.2m;

Norway

In Norway, Tasman has submitted seven claim applications covering 208 hectares considered prospective for REE’s.

Iron Projects

During the period, Tasman completed two transactions with public companies covering the joint venture or sale of the Company’s iron ore projects.

Tasman’s iron ore properties are centred on the iron mining centre of Kiruna, which lies 260 kilometres from Luleå harbour and 200 kilometres from Narvik harbour in Norway.  Tasman has completed preliminary exploration of their claims since they were first applied for in 2007 using a range of in house and external consultants and contractors.  The work focused on the recovery, validation and use of historic data on the 223 historic drill holes on the Properties.  Data have been extracted from the Swedish Geological Survey (“SGU”) archives, followed by the digital capture of assay, interval, density, core recovery and geological data.  Digital capture of surface geophysical (magnetic) analogue data has also been undertaken.

Sampling/resampling of core and density determination has been undertaken by Tasman during the Company’s initial review of the projects and for calculation of 43-101 Mineral Resources.

Sautusvaara nr 1, Vieto nr 1, Harrejaure nr 1, Laukujarvi nr 3 Properties

A Joint Venture was established with Scandinavian Resources Ltd (ASX:SCR) covering 4 iron ore claims.  The Joint Venture ensures exploration continues on these high merit projects, realizes immediate value for Tasman through cash and share payments, and allows Tasman to focus on its rare earth element (REE) portfolio.

Scandinavian Resources Ltd is an Australian Stock Exchange (ASX) listed, well financed, Scandinavian focused mineral exploration company, specializing in iron ore. Tasman's exploration claims that are subject of this Joint Venture lie adjacent to or are surrounded by Scandinavian Resources Ltd's claims, and together form a natural fit for ongoing exploration.  Scandinavian Resources Ltd's strategy in the Kiruna district is to aggregate sufficient iron projects to assess mining opportunities utilizing existing, and/or or building new, rail and port facilities.

The Joint Venture Agreement signed with Scandinavian Resources Ltd covers the Sautusvaara nr 1, Vieto nr 1, Harrejaure nr 1, Laukujarvi nr 3 claims that total 7078 ha.  The Claims lie within the Kiruna iron ore district, home to the world class Kiruna and Malmberget iron ore mines (owned by Swedish state company LKAB) having produced in excess of 1.5 billion tonnes at over 60% Fe.  The portfolio includes projects with NI 43-101 compliant indicated and inferred resources, and high grade Fe - low P prospects with potential to provide direct shipping ore.  Further information can be found within a NI43-101 report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” prepared by Geoffrey Charles Reed from ReedLeyton Consulting dated 1 May 2009, located at http://www.tasmanmetals.com/s/43-101.asp.

Terms of the Joint Venture are as follows:

•	Scandinavian Resources Ltd will issue Tasman with 588,236 fully paid ordinary shares (issued) and pay to Tasman the sum of AUS $33,333 (paid);

•
Within 10 business days of renewal of claim Sautusvaara nr 1, Scandinavian Resources Ltd will issue Tasman with fully paid ordinary shares to the value of AUS $50,000, pay to Tasman the sum of AU$16,667 and reimburse Tasman for the Mining Inspectorate renewal fees for Sautusvaara nr 1;

•
Scandinavian Resources Ltd must spend a minimum of AUS $175,000, within 12 months prior to being entitled to withdraw.  Should Scandinavian Resources Ltd withdraw after meeting the minimum expenditure, they shall have no further interest in the claims;

•	Tasman grants to Scandinavian Resources Ltd the exclusive right to earn a 51% interest in the claims by spending AUS $750,000 on exploration prior to June 30, 2013;

•	Scandinavian Resources Ltd may earn a further 24% interest in the claims by spending a further $500,000 on exploration prior to June 30, 2014;

•
Scandinavian Resources Ltd may earn a further 15% interest in the claims by sole funding a feasibility study on at least one claim prior to June 30, 2018, including a minimum spend of $100,000 per annum;

Nakerivaara nr 1, Parkijaure nr 1 and Parkijaure nr 2

In July 2010, Tasman completed a Sale and Royalty Agreement with Beowulf Mining plc (AIM:BEM; “Beowulf”) covering three iron ore claims in Sweden.  The Agreement ensures exploration continues on these projects, realizes immediate value for Tasman through share payments, and provides for a royalty should future production take place.

Beowulf Mining plc is a London Stock Exchange (AIM Market) listed Scandinavian focused mineral exploration company, specializing in iron ore.  Beowulf's focus is to advance key iron assets in the Jokkmokk region, in particular the Kallak project where a 30 hole drilling program and metallurgical processing studies are underway.  The project is attractive due to its low phosphorous and sulfur contents, and favorable infrastructure.  Tasman’s exploration claims that are subject of this Sale and Royalty Agreement principally lie adjacent to Beowulf’s Kallak claims, and together form a natural fit for ongoing exploration.

The Sale and Royalty Agreement signed with Beowulf transfers 100% ownership of the Nakerivaara nr 1, Parkijaure nr 1 and Parkijaure nr 2 claims that total 1203 ha to Beowulf. Further information regarding these claims can be found within a NI43-101 report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” prepared by Geoffrey Reed from ReedLeyton Consulting dated 1 May 2009, located at: http://www.tasmanmetals.com/s/43-101.asp.

In consideration for the sale, Tasman Metals Ltd shall receive an allotment of 691,921 ordinary shares in Beowulf (current value approximately $40,000).  Tasman has agreed not to trade such shares for a period of twelve months following their date of issue. In addition, Tasman will retain a 1.5% Net Smelter Royalty on any future production in the three permit areas.  From the date of this agreement, Beowulf will be responsible for all expenditure on the three claims, including any required statutory payments.  Completion of the acquisition is conditional on the receipt of approval for the transfer of the permits from Tasman to Beowulf from Swedish authorities.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Fiscal 2010			Fiscal 2009				Fiscal 2008
Three Months Ended:	May 31, 2010 $	Feb. 28, 2010 $	Nov. 30, 2009 $	Aug. 31, 2009 $	May 31, 2009 $	Feb. 28, 2009 $	Nov. 30, 2008 $	Aug. 31, 2008 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(254,316)	(230,653)	(20,120)	(342)	(1,597)	Nil	(9,649)	(29,052)
Expenses	(233,611)	(181,279)	(378,868)	(41,086)	(176)	(153)	(146)	(5,426)
Other items	98,459	4,571	641	2,386	331	(961)	(1,013)	(470)
Net income (loss)	(379,468)	(407,361)	(398,347)	(39,042)	(1,442)	(1,114)	(10,808)	(34,948)
Comprehensive loss	(8,335)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.00)	(0.00)	(0.00)	0.00	(0.00)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	4,753,041	1,975,645	2,364,653	(130,022)	(75,351)	(73,846)	(72,961)	(72,389)
Total assets	4,956,469	2,174,958	2,485,823	55,986	36,861	40,420	41,707	54,467
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the nine months ended May 31, 2010 (the “2010 period”) the Company reported a net loss of $1,185,16 ($0.04 per share), compared to a net loss of $13,365 ($0.00 per share) for the nine months ended May 31, 2009 (the “2009 period”), an increase in loss of $1,171,811.  The increase in loss during the 2010 period was attributed primarily to the recognition of stock-based compensation and an increase in administrative costs associated with a public company.  During the 2010 period the Company was still a private company until the completion of the reorganization in October 2009.

General and administrative expenses increased by $783,282 from $476 during the 2009 period to $783,758 during the 2010 period.  The Company incurred specific general and administrative expenses of note during the 2010 period as follows:

•	incurred $45,350 (2009 - $nil) for accounting, administration and rent charged by Chase Management Ltd. (“Chase”), a private corporation controlled by Mr. Nick DeMare, a director of the Company;
•
incurred mineral exploration costs of $505,089 (2009 - $11,246) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.

•
incurred $39,030 for travel expenses (2009 - $nil), primarily for ongoing travel between Canada / Europe / Australia by Company personnel to oversee the Company’s property acquisition and exploration programs;

•	incurred legal fees of $41,043 (2009 - $nil), primarily for services relating to the Amalgamation;

•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2010 period, the Company paid Mining Interactive $27,000 (2009 - $nil);

·
paid $43,381 (2009 - $nil) for professional services.  The Company reimbursed $2,900 (2009 - $nil) to Tumi Resources Limited, a public company with common directors, for shared administration and other costs and $22,400 for professional services to directors and officers of the Company;

•	incurred $68,250 (2009 - $nil) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO.
·	the Company recorded $326,750 (2009 - $nil) stock-based compensation expense relating to the granting and vesting of stock options;
•	incurred audit fees of $40,184 (2009 - $nil) for the year-end audit; and
•	incurred a corporate finance fee of $20,000 (2009 - $nil) with respect to the Amalgamation.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the 2010 period the Company incurred a total of $41,006 (2009 - $nil) on acquisition costs on its unproven mineral interests, for land fees and associated costs for its mineral claims in Sweden, Finland and Norway.  During the nine months ended May 31, 2010 the Company signed an option and joint venture agreement to acquire a 90% interest in the Bastnäs REE Project in Sweden and entered into an option agreement with Scandinavian Resources Ltd. (“Scandinavian”) whereby Scandinavian agreed to acquire certain iron ore properties.  Exploration activities during the 2010 were focused on rock sampling and drilling at Norra Kärr.  Subsequent to May 31, 2010 the Company entered into a sale agreement with Beowulf Mining plc (“Beowulf”) whereby Beowulf agreed to acquire the Company’s remaining ore properties.  Activities on the iron ore properties during the 2010 period were minimal.  See “Exploration Projects”.

During the nine months ended May 31, 2010 the Company completed a private placement of 18,000,000 units for gross proceeds of $5,350,000 and issued 1,000,000 common shares for gross proceeds of $317,500 on the exercise of stock options and warrants.

Financial Condition / Capital Resources

As at May 31, 2010, the Company had working capital of $4,753,041.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended August 31, 2009.  The critical accounting estimates relate to the capitalization of costs directly related to unproven mineral interests and the recording of stock-based compensation.

Changes in Accounting Principles

Adoption of New Accounting Standards

Goodwill and Intangible Assets

The Accounting Standards Board (“AcSB”) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of Section 3064 did not have a material impact on the Company’s financial position and results of operations.

Financial Instruments

During 2009 the CICA amended Section 3862, Financial Instruments - Disclosures, to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 -                      unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -                      inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 -                      inputs that are not based on observable market data.

Effective September 1, 2009, the Company adopted the new recommendations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is January 1, 2011, with an effective transition date of January 1, 2010 for financial statements prepared on a comparative basis.  The Company is engaged in an assessment and conversion process which includes consultation with external consulting firms and expects to be ready for the conversion to IFRS in advance of January 1, 2011.  As part of the conversion process, the Company has offered IFRS specific training to senior financial reporting personnel and directors.

The Company’s approach to the conversion to IFRS includes three phases.

Phase One:
an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS, was completed in 2009.

Phase Two:	an in depth analysis of the impact of those areas identified under phase one, commenced in 2010.

Phase Three:	the implementation of the conversion process, through the preparation of the opening balance sheet as at September 1, 2011, will be carried out in the second half of 2010.

At this point, the Company’s IT accounting and financial reporting systems are not expected to be significantly impacted.  Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

Based on the review undertaken under Phase One and the work completed to date under Phase Two, the Company believes that IFRS will have limited impact on its current financial position.  At the same time, IFRS will likely require more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.  The specific accounting areas the Company has focused its analysis on are outlined below together with the more salient issues under each area.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Resource Interests	Exploration, evaluation and development costs are expensed when incurred.	IFRS has limited guidance with respect to these costs and currently allows exploration and evaluation costs to be either capitalized or expensed.	The existing accounting policy is likely to be maintained.
Asset Retirement Obligations	Canadian GAAP limits the definition of ARO’s to legal obligations.	IFRS defines ARO’s as legal or constructive obligations.	The broadening of this definition is unlikely to cause a significant change in current estimates.

ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rates.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.
The change in calculation of ARO and the discounting process will likely generate some changes in the value of ARO on transition.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Impairment of Long Lived Assets	Impairment tests of its long-term assets are considered annually based on indications of impairment.	Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.	Assets will continue to be grouped under the Company’s various mining operations. Currently, there are no indications of impairment and, therefore, no impairment test has been performed.
	Impairment tests are generally done on the basis of undiscounted future cash flows.	Impairment tests are generally carried out using the discounted future cash flow.	Impairment tests using discounted values could generate a greater likelihood of write downs in the future.
	Write-downs to net realizable values under an impairment test are permanent changes in the carrying value of assets.	Write downs to net realizable values under an impairment test can be reversed if the conditions of impairment cease to exist.	Potential significant volatility in earnings could arise as a result of the difference in the treatment of write-downs.
Stock-Based Compensation	Stock-based compensation is determined using fair value models (e.g. Black-Scholes) for equity-settled awards and the intrinsic model for cash-settled awards.	Stock-based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model).
The determination of the value of stock-based compensation for share appreciation rights and deferred share units, both cash-settled awards, will change and likely be more volatile under a Black-Scholes model until the awards are settled.

Income Taxes
There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combina-
tion.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.
The Company does not expect the difference in recognition of deferred income tax to have any significant change in the future.
	All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized recognized.	A deferred tax asset is recognized if it is “probable” that it will be realized.	“Probable” in this context is not defined and does not necessarily mean “more likely than not”. The Company is in the final stages of quantifying the impact of this difference.

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS as the Company’s analysis is still in progress and no final determinations have been made where choices of accounting policies are available. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could impact the Company’s financial statements as at August 31, 2011 and in subsequent years, including projects regarding income taxes, financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration and evaluation expenditures, but this is still in the discussion paper stage and may not be completed for some time. The Company is continuing to monitor the development of these projects and will assess their impact in the course of its transition process to IFRS.

Transactions with Related Parties

(a)           During the nine months ended May 31, 2010 the Company:

i)	incurred $70,550 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;
ii)	incurred $68,250 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and
iii)	incurred $2,900 (2009 - $nil) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at May 31, 2010, $9,150 (2009 - $nil) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	During the nine months ended May 31, 2010 the Company repaid $88,000 which was due to certain directors of the Company.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  During the nine months ended May 31, 2010, the Company retained Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,000 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the nine months ended May 31, 2010 the Company paid $27,000.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value and unlimited preferred shares without par value.  As at July 26, 2010, there were 41,846,397 outstanding common shares, 3,012,222 stock options outstanding with exercise prices ranging from $0.10 to $0.60 per common share, 566,000 compensation options at an exercise price of $0.25 per option and 9,362,673 warrants outstanding with exercise prices ranging from $0.10 to $1.00 per common share.